Exhibit 99.1

              Jacada Reports Second Quarter 2007 Results


    ATLANTA--(BUSINESS WIRE)--Aug. 7, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the second quarter of 2007.

    Total revenues were $5.1 million compared to $4.8 million in the second quarter of 2006. Non-GAAP gross profit was $3.9 million, or 77% gross margin, compared to $3.8 million, and 80%, respectively, in the second quarter last year. Total GAAP gross profit was $3.8 million, or 74% gross margin, compared to $3.7 million, and 77%, respectively, in last year's second quarter.

    Non-GAAP net loss for the second quarter of 2007 was ($385,000), or ($0.02) per basic and diluted share, compared to a non-GAAP net loss of ($861,000), or ($0.04) per basic and diluted share, in last year's second quarter. GAAP net loss, for the quarter was ($681,000), or ($0.03) per basic and diluted share compared to a GAAP net loss of ($1.1 million), or ($0.06) per basic and diluted share in the second quarter last year.

    Total revenues for the first half of 2007 grew 15.8% to $11.6 million from $10 million in the first half of 2006.

    Non-GAAP gross profit for first half of 2007 was $9.0 million, or 78% gross margin, compared to $7.9 million, and 79%, respectively, for the first half of last year. Total GAAP gross profit was $8.8 million, or 76% gross margin, compared to $7.7 million, and 77%, respectively, in last year's first half.

    Non-GAAP net income for the first half of 2007 was $367,000, or $0.02 per diluted share, compared to a non-GAAP net loss of ($1.3 million), or ($0.07) per basic and diluted share, in the first half of 2006. On a GAAP basis, net loss for the first half of 2007 was ($213,000), or ($0.01) per basic and diluted share, compared to a net loss of ($1.8 million), or ($0.09) per basic and diluted share, in the first half of 2006.

    At the end of the second quarter of 2007 cash and investments were $36.0 million, which was relatively flat compared to the amount reported on December 31, 2006.

    "As expected, revenue for the second quarter of 2007 showed moderate growth over the same period last year," commented Gideon
Hollander, chief executive officer of Jacada.

    "We had many important customers achieve key milestones with their contact center projects during the second quarter of 2007," continued Mr. Hollander. "We continue to see demand build for our innovative contact center solutions. We are also seeing an increase in the size and complexity of certain deals, which often results in longer sales cycles and can affect the timing of revenue recognition."

    Other Second Quarter Highlights:

    The second quarter of 2007 resulted in notable customer activity. During the quarter:

    -- Jacada signed a material contract with Harrah's Operating Company, Inc. Using the Jacada unified service desktop, Harrah's customer service agents will be able to provide customers an enhanced service experience by providing a more comprehensive and timely view of available properties and services. Using the non-invasive application integration capabilities of the Jacada solution, the new unified service desktop will be delivered without having to modify or replace any of the existing business systems.

    --  Jacada customers achieved key project milestones:

        -- Quelle.Contact, Germany's third largest contact center outsourcer, went live in 2 contact centers with 1,000 agents.

        -- A large telecommunications company in Hungary went live with 3,500 agents.

        -- Lillian Vernon, one of the leading catalogue and online retailers in North America went into production with the Jacada unified desktop less than 6 months after signing contracts.

        -- West Corporation, a premier provider of outsourced communication solutions, reached a significant milestone by deploying Jacada WorkSpace to 4,700 agents.

    "During the past quarter, we have achieved major milestones in the evolution of our business strategy with the delivery of production quality contact center solutions to some of the highest profile organizations in the world," added Paul O'Callaghan, president of Jacada. "The rapid and successful adoption and deployment of our contact center solutions continues to strengthen our position in this market."

    "Our strategy to partner with the world's leading IT systems integrators continues to deliver results," added O'Callaghan. "These partners are now championing our products and have contributed to recent wins and are actively engaged in implementation projects."

    "Given our backlog and visibility in our sales pipeline for both our legacy and call center products for the remainder of the year, we are reiterating our annual revenue guidance growth of 23%-27%, with that growth occurring predominantly in the fourth quarter," concluded Mr. Hollander.

    Conference Call Details

    Any investor or interested individual can listen to the teleconference, which is scheduled to begin at 10:30 a.m. Eastern Time on August 7, 2007. To participate in the teleconference, please call toll-free 866-356-4279 or 617-597-5394 for international callers and provide passcode 59328490, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "About Us" then "Investors") or www.earnings.com. A telephonic playback of the teleconference will be available for three days beginning at 12:30 p.m. ET on August 8, 2007. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide Access Code 78657804.

    Use of Non-GAAP Financial Information

    In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of operating income (loss), net income (loss) and income (loss) per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" WorkSpace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

    Forward Looking Statement

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.



CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

                       Six months ended         Three months ended
                           June 30,                  June 30,
                   ------------------------- -------------------------
                       2007         2006         2007         2006
                   ------------ ------------ ------------ ------------
                                        Unaudited
                   ---------------------------------------------------
Revenues:
  Software
   licenses        $     3,514  $     3,857  $       999  $     1,354
  Services               3,222        1,401        1,610          990
  Maintenance            4,819        4,716        2,513        2,427
                   ------------ ------------ ------------ ------------

Total revenues          11,555        9,974        5,122        4,771
------------------ ------------ ------------ ------------ ------------

Cost of revenues:
  Software
   licenses                242          241          113          125
  Services               2,065        1,610          971          730
  Maintenance              460          444          236          221
                   ------------ ------------ ------------ ------------

Total cost of
 revenues                2,767        2,295        1,320        1,076
------------------ ------------ ------------ ------------ ------------

Gross profit             8,788        7,679        3,802        3,695
                   ------------ ------------ ------------ ------------

Operating
 expenses:
  Research and
   development           2,264        1,931        1,062          928
  Sales and
   marketing             5,049        5,398        2,601        2,777
  General and
   administrative        2,383        2,689        1,136        1,423
                   ------------ ------------ ------------ ------------

Total operating
 expenses                9,696       10,018        4,799        5,128
------------------ ------------ ------------ ------------ ------------

Operating income
 (loss)                   (908)      (2,339)        (997)      (1,433)
Financial income,
 net                       828          635          392          357
                   ------------ ------------ ------------ ------------

Pretax Income
 (loss)                    (80)      (1,704)        (605)      (1,076)
Taxes                      133           53           76            7
                   ------------ ------------ ------------ ------------

Net income (loss)  $      (213) $    (1,757) $      (681) $    (1,083)
                   ============ ============ ============ ============

Basic net income
 (loss) per share  $     (0.01) $     (0.09) $     (0.03) $     (0.06)
                   ============ ============ ============ ============

Diluted net income
 (loss) per share  $     (0.01) $     (0.09) $     (0.03) $     (0.06)
                   ============ ============ ============ ============

Weighted average
 number of shares
 used in computing
 basic net income
 (loss) per share   20,212,254   19,637,106   20,278,789   19,655,063
                   ============ ============ ============ ============

Weighted average
 number of shares
 used in computing
 diluted net
 income (loss) per
 share              20,212,254   19,637,106   20,278,789   19,655,063
                   ============ ============ ============ ============




NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

                       Six months ended         Three months ended
                           June 30,                  June 30,
                   ------------------------- -------------------------
                       2007         2006         2007         2006
                   ------------ ------------ ------------ ------------
                                        Unaudited
                   ---------------------------------------------------
Revenues:
  Software
   licenses        $     3,514  $     3,857  $       999  $     1,354
  Services               3,222        1,401        1,610          990
  Maintenance            4,819        4,716        2,513        2,427
                   ------------ ------------ ------------ ------------

Total revenues          11,555        9,974        5,122        4,771
------------------ ------------ ------------ ------------ ------------

Cost of revenues:
  Software
   licenses                 36           35            9           21
  Services               2,021        1,584          946          718
  Maintenance              458          438          235          218
                   ------------ ------------ ------------ ------------

Total cost of
 revenues                2,515        2,057        1,190          957
------------------ ------------ ------------ ------------ ------------

Gross profit             9,040        7,917        3,932        3,814
                   ------------ ------------ ------------ ------------

Operating
 expenses:
  Research and
   development           2,231        1,885        1,044          907
  Sales and
   marketing             4,955        5,346        2,549        2,765
  General and
   administrative        2,182        2,600        1,040        1,353
                   ------------ ------------ ------------ ------------

Total operating
 expenses                9,368        9,831        4,633        5,025
------------------ ------------ ------------ ------------ ------------

Operating loss            (328)      (1,914)        (701)      (1,211)
Financial income,
 net                       828          635          392          357
                   ------------ ------------ ------------ ------------

Pretax Income
 (loss)                    500       (1,279)        (309)        (854)
Taxes                      133           53           76            7
                   ------------ ------------ ------------ ------------

Net income (loss)  $       367  $    (1,332) $      (385) $      (861)
                   ============ ============ ============ ============

Basic net income
 (loss) per share  $      0.02  $     (0.07) $     (0.02) $     (0.04)
                   ============ ============ ============ ============

Diluted net income
 (loss) per share  $      0.02  $     (0.07) $     (0.02) $     (0.04)
                   ============ ============ ============ ============

Weighted average
 number of shares
 used in computing
 basic net income
 (loss) per share   20,212,254   19,637,106   20,278,789   19,655,063
                   ============ ============ ============ ============

Weighted average
 number of shares
 used in computing
 diluted net
 income (loss) per
 share              20,546,534   19,637,106   20,278,789   19,655,063
                   ============ ============ ============ ============




RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
 OPERATIONS
U.S. dollars in thousands, except per share data

                       Six months ended June 30, 2007 (unaudited)
                  ----------------------------------------------------
                      GAAP            Adjustments           Non-GAAP
                  ------------ -------------------------- ------------
                               Amortization
                                of acquired Stock-based
                                intangible   compensation
                                  assets       expenses
                               ------------ -------------

Revenues:
  Software
   licenses       $     3,514                             $     3,514
  Services              3,222                                   3,222
  Maintenance           4,819                                   4,819
                  ------------ ------------ ------------- ------------

Total revenues         11,555                                  11,555
----------------- ------------ ------------ ------------- ------------

Cost of revenues:
  Software
   licenses               242         (206)                        36
  Services              2,065                        (44)       2,021
  Maintenance             460                         (2)         458
                  ------------ ------------ ------------- ------------

Total cost of
 revenues               2,767         (206)          (46)       2,515
----------------- ------------ ------------ ------------- ------------

Gross profit            8,788          206            46        9,040
                  ------------ ------------ ------------- ------------

Operating
 expenses:
  Research and
   development          2,264                        (33)       2,231
  Sales and
   marketing            5,049                        (94)       4,955
  General and
   administrative       2,383                       (201)       2,182
                  ------------ ------------ ------------- ------------

Total operating
 expenses               9,696                       (328)       9,368
----------------- ------------ ------------ ------------- ------------

Operating loss           (908)         206           374         (328)
Financial income,
 net                      828                                     828
                  ------------ ------------ ------------- ------------

Pretax Income
 (loss)                   (80)         206           374          500
Taxes                     133                                     133
                  ------------ ------------ ------------- ------------

Net income (loss) $      (213) $       206  $        374  $       367
                  ============ ============ ============= ============

Basic net income
 (loss) per share $     (0.01)                            $      0.02
                  ============                            ============

Diluted net
 income (loss)
 per share        $     (0.01)                            $      0.02
                  ============                            ============

Weighted average
 number of shares
 used in
 computing basic
 net income
 (loss) per share  20,212,254                              20,212,254
                  ============                            ============

Weighted average
 number of shares
 used in
 computing
 diluted net
 income (loss)
 per share         20,212,254                              20,546,534
                  ============                            ============




RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
 OPERATIONS
U.S. dollars in thousands, except per share data

                      Three months ended June 30, 2007 (unaudited)
                  ----------------------------------------------------
                      GAAP            Adjustments           Non-GAAP
                  ------------ -------------------------- ------------
                               Amortization
                                of acquired Stock-based
                                intangible   compensation
                                  assets       expenses
                               ------------ -------------

Revenues:
  Software
   licenses       $       999                             $       999
  Services              1,610                                   1,610
  Maintenance           2,513                                   2,513
                  ------------ ------------ ------------- ------------

Total revenues          5,122                                   5,122
----------------- ------------ ------------ ------------- ------------

Cost of revenues:
  Software
   licenses               113         (104)                         9
  Services                971                        (25)         946
  Maintenance             236                         (1)         235
                  ------------ ------------ ------------- ------------

Total cost of
 revenues               1,320         (104)          (26)       1,190
----------------- ------------ ------------ ------------- ------------

Gross profit            3,802          104            26        3,932
                  ------------ ------------ ------------- ------------

Operating
 expenses:
  Research and
   development          1,062                        (18)       1,044
  Sales and
   marketing            2,601                        (52)       2,549
  General and
   administrative       1,136                        (96)       1,040
                  ------------ ------------ ------------- ------------

Total operating
 expenses               4,799                       (166)       4,633
----------------- ------------ ------------ ------------- ------------

Operating loss           (997)         104           192         (701)
Financial income,
 net                      392                                     392
                  ------------ ------------ ------------- ------------

Pretax Income
 (loss)                  (605)         104           192         (309)
Taxes                      76                                      76
                  ------------ ------------ ------------- ------------

Net income (loss) $      (681) $       104  $        192  $      (385)
                  ============ ============ ============= ============

Basic net income
 (loss) per share $     (0.03)                            $     (0.02)
                  ============                            ============

Diluted net
 income (loss)
 per share        $     (0.03)                            $     (0.02)
                  ============                            ============

Weighted average
 number of shares
 used in
 computing basic
 net income
 (loss) per share  20,278,789                              20,278,789
                  ============                            ============

Weighted average
 number of shares
 used in
 computing
 diluted net
 income (loss)
 per share         20,278,789                              20,278,789
                  ============                            ============




CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                               June 30,   December 31,
                                                  2007         2006
                                              ----------- ------------
                                               Unaudited
                                              -----------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents (a)                 $  4,235     $  4,735
  Marketable securities (a)                       13,262       12,338
  Trade receivables                                2,216        1,681
  Other current assets                             2,278          933
                                              ----------- ------------

Total current assets                              21,991       19,687
--------------------------------------------- ----------- ------------

LONG-TERM INVESTMENTS:
  Marketable securities (a)                       18,495       18,849
  Severance pay fund                                 939        1,040
                                              ----------- ------------

Total long-term investments                       19,434       19,889
--------------------------------------------- ----------- ------------

PROPERTY AND EQUIPMENT, NET                          964          930
                                              ----------- ------------

OTHER ASSETS, NET:
  Other intangibles, net                             368          574
  Goodwill                                         4,630        4,630
                                              ----------- ------------

Total other assets                                 4,998        5,204
--------------------------------------------- ----------- ------------

Total assets                                    $ 47,387     $ 45,710
--------------------------------------------- =========== ============

(a) Total Cash and Investments                  $ 35,992     $ 35,922
                                              =========== ============

   LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
  Trade payables                                $  1,106     $  1,202
  Deferred revenues                                6,595        5,514
  Accrued expenses and other liabilities           4,095        3,813
                                              ----------- ------------

Total current liabilities                         11,796       10,529
--------------------------------------------- ----------- ------------

LONG-TERM LIABILITIES:
  Deferred revenues                                   56          219
  Accrued severance pay                            1,486        1,567
                                              ----------- ------------

Total long-term liabilities                        1,542        1,786
--------------------------------------------- ----------- ------------

SHAREHOLDERS' EQUITY:
  Share capital                                       58           58
  Additional paid-in capital                      72,527       71,547
  Accumulated other comprehensive loss              (241)        (128)
  Accumulated deficit                            (38,295)     (38,082)
                                              ----------- ------------

Total shareholders' equity                        34,049       33,395
--------------------------------------------- ----------- ------------

Total liabilities                               $ 47,387     $ 45,710
--------------------------------------------- =========== ============



    CONTACT: Jacada
             Tzvia Broida, 972 9 9525927
             Chief Financial Officer
             Tzvia@jacada.com
             or
             Hayden Communications
             Peter Seltzberg, 646-415-8972
             peter@haydenir.com